J.STEPHEN MILLS Attorney at Law

PO Box 281077 Nashville, TN 37228 315 Deadrick Street Nashville, TN 37203 615-476-1151 Steve@SteveMillslaw.com

March 13, 2023

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Dear Sir or Madam:

We are submitting this letter on behalf of Universal Systems, Inc. (“UVSS” or “the Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by phone on March 9, 2023, relating to the Company’s Registration Statement filed on August 18, 2022 and amended on September 12,2022, November 30, 2022, January 30, 2023 and February 23, 2023 with the file number 024-11969.  The only change requested was the addition of the following on Exhibit 12.1 on page 223.: “for a total issuance of 240,000,000 shares at $.001875.”

Sincerely

____________________

Stephen Mills, Esq.